United States securities and exchange commission logo





                              March 14, 2022

       Yanzhuan Zheng
       Chief Financial Officer
       Microvast Holdings, Inc.
       12603 Southwest Freeway, Suite 210
       Stafford, Texas 77477

                                                        Re: Microvast Holdings,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Response dated
February 14, 2022
                                                            File No. 333-258978

       Dear Mr. Zheng:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Response dated February 14, 2022

       General

   1. Please update your disclosure throughout the filing as some information is inconsistent, has become outdated,
requires additional clarification, or needs to be updated to reflect the passage of time. These
examples include:

                                                              Cautionary
Statements Regarding Forward-Looking Statements on page vi contains the following
disclosure,    These forward-looking statements include, but are not
                                                            limited to,
statements regarding our industry and market sizes, future opportunities for us, our
estimated future results and the Business Combination, including the implied enterprise
value.    Please clearly disclose what estimated future results or
                                                            implied enterprise
value the company is referencing. Also, the bullet point list in this
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FirstName  LastNameYanzhuan Zheng
Microvast Holdings, Inc.
Comapany
March      NameMicrovast Holdings, Inc.
       14, 2022
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              section refers to the failure to realize anticipated pro forma results and underlying assumptions; however, such information is not provided in the filing.

                Disclosure on page 3 refers to expanding the company   s
presence and product
              promotion to Europe and the U.S. in the past tense, while other parts of the filing discloses that such expansion is ongoing. Please update your disclosure throughout the filing for this inconsistency.

                Manufacturing Capacity disclosure on page 12 states,    We
expect to complete the
              construction of a module and pack manufacturing facility near Berlin, Germany in the fourth quarter of 2021.

                Please update the penultimate summary risk factor, and disclosure throughout the
              filing, which talks about    future resales of common stock    as
this filing is the
              prospectus facilitating those sales.

                The risk factor on page 48 entitled    Our management has
limited experience in
              operating a public company    discloses that you    may not have
adequate personnel
              with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public
              companies in the U.S    in light of the Form 12b-25 filed for the
quarter ended June
              30, 2021 and the Item 4.02 Form 8-K filed December 10, 2021. Please update your disclosure in this regard.

                The risk factor on page 49 entitled    We have expanded our
presence in markets other
              than our main manufacturing site in PRC and may continue to do so (emphasis added). However, as noted above, other disclosure states that you are currently still expanding your presence.

                In the risk factor on page 61 entitled    We may have
difficulties transferring and
              communicating technology globally, especially if communications and visa processes
              between the PRC and other countries worsen    you should describe
whether the
              difficulties transferring and communicating technology globally has affected your geographic diversification strategy.

                On page 90 in the section entitled    Manufacturing Capacity,
 you disclose that you
              expect to use some of the proceeds from the business combination to expand your manufacturing facilities to increase your manufacturing output to address your backlog and to capture growing market opportunities. You should update your disclosure to state whether you did what the disclosure states given that it has been about 6 months since the business combination.

                In the section entitled    Liquidity and Capital Resources
on page 100, you state that
              your consolidated net cash position as of September 30, 2021 included cash, cash
 Yanzhuan Zheng
FirstName  LastNameYanzhuan Zheng
Microvast Holdings, Inc.
Comapany
March      NameMicrovast Holdings, Inc.
       14, 2022
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              equivalents and restricted cash of $80.7 million held by the PRC subsidiaries that is not available to fund domestic operations unless funds are repatriated. Please clarify whether this takes into account Europe and if so whether the same withholding tax applies. Given your German operations and expansion plans, please include additional updated and relevant information.

                In the same section, you state that the net proceeds from the merger include $708.4 million cash to be retained for purposes of working capital, business expansion and capital expenditure. Please update your disclosure as needed and provide your capital expenditure forecast.

                Regarding the reference to    exited noncontrolling interests
 in the section entitled
                 Cash Flows from Financing Activities    on page 101, please
clarify whether you are
              referring to redemptions.

                In the    Contractual Obligations and Commitments    section on
page 103, you refer to
              capacity expansion in three countries but refer to    both
projects    in the subsequent
              sentence when disclosing timing for completion of the projections. Please update to discuss the current number projects.

                In the same section, you disclose that the total cost of these projects is approximately
              $420 million which you plan to finance primarily through the proceeds from the business combination. Please update your disclosure to state whether you will have enough funds to complete the projects given their cost and the other cash required to pay for the contractual obligations and commitments listed in the table on page 103.
              As of September 30, 2021 it appears that you had $572 million in proceeds from the business combination left. Please clarify whether this would be sufficient to cover all disclosed and estimated costs.
2. Please revise your prospectus to disclose the price that each selling security holder paid for the common stock and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling shareholders acquired their shares and warrants, and the price that the public shareholders acquired their shares and warrants. Disclose that while the
         Sponsor, private placement investors, PIPE investors, and other selling shareholders may experience a positive rate of return based on the current trading price, the public shareholders may experience a negative rate of return on the shares they purchased at the
         SPAC IPO price. Please also disclose the potential profit the selling shareholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
Prospectus Cover Page, page i

3. Please disclose the price that each selling security holder paid for the common stock and
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FirstName  LastNameYanzhuan Zheng
Microvast Holdings, Inc.
Comapany
March      NameMicrovast Holdings, Inc.
       14, 2022
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         private warrants being registered for resale.
4. With respect to the registration of the resale of 837,000 private warrants owned by the
         Sponsor, please disclose the exercise price of the warrants compared to the market price of the underlying common stock. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5. We note that the company is registering the sale of 837,000 private warrants owned by the
         Sponsor. Please disclose the price that the Sponsor initially paid for the warrants in the private placement. Please also disclose the potential profit the Sponsor will earn based on the current trading price of the warrants.
6. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling shareholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact that sales of shares in this registration statement could have on the public trading price of the common stock.
Prospectus Summary, page 1

7. Please revise to correct inconsistencies in the disclosure in the Prospectus Summary section and throughout your filing that implies that dividends or cash transfers were made by subsidiaries, including the China subsidiary, and disclosure that states that no dividends or cash transfers were made by subsidiaries. For example, disclosure on page 13
         in the Prospectus Summary states,    All revenue from our operations
and funding of the
         capital expenditures we make in for our business are generated by or made through subsidiaries, including subsidiaries based in the PRC. We rely on dividends and other distributions on equity paid by our PRC subsidiary to us for a portion of our capital expenditures, cash needs to service any debt we may incur and to pay our operating
         expenses.    However, subsequent disclosure states,    To date, no
subsidiary has made any
         payments or transferred any cash or other assets to the Company.
8. We note your disclosure that no approvals are required for your or your subsidiaries operations. We also note your disclosure that the issuance of your securities to foreign investors is not currently subject to the approval of the China Securities Regulatory
         Commission or any other governmental agency of the PRC. Please explain how you determined that permissions and approvals were not necessary. If the company relied on the advice of PRC counsel, please identify counsel and file the consent of counsel as an
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FirstName  LastNameYanzhuan Zheng
Microvast Holdings, Inc.
Comapany
March      NameMicrovast Holdings, Inc.
       14, 2022
March5 14, 2022 Page 5
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         exhibit. If the company did not consult counsel, please explain why and the basis for your belief that you are not required to obtain approvals for your operations and offering.
9. In the prospectus summary, you state that each of your subsidiaries with operations in the
         PRC is required to obtain a business license from the Administration for Market
         Regulation of PRC or its competent local counterparts for their operations. You should disclose whether your subsidiaries have obtained the required licenses.
10. Please revise the prospectus summary to disclose the composition of your board of directors after consummation of the Business Combination in relation to the members associated with each of the pre-Business Combination entities. In addition please disclose the locations of the board members and CEO.
11. Please provide summary risk factor disclosure about the impediments of moving cash out of China and how it may hamper any growth and diversification that you are pursuing and the costs associated therewith, including increased manufacturing costs. Please also update the more detailed risk factor on page 50 accordingly.
Summary Risk Factors, page 14

12. Please add sub-headings to the Summary Risk Factors section. Risk Factors, page 19

13. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registrations statement could have on the public trading price of your common stock. To illustrate this risk, disclose the average purchase price of the shares being registered for resale, the percentage that these shares currently represent of the total number of shares outstanding and that even though the current trading price is below the SPAC IPO price, the Sponsor, private placement investors, PIPE investors, and other selling shareholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors, as applicable.
14.      The risk factor titled    We have expanded our presence in markets
other than our main
         manufacturing site in PRC   " on page 49 lists some of the challenges
of diversification,
         such as requiring significant resources and management costs. Please clarify whether this includes higher production costs. In addition, these challenges should be quantified and explained in light of the current plan.
Use of Proceeds, page 67

15. Please revise your disclosure here and other relevant disclosure to qualify that the amount of proceeds you may receive is dependent on the stock price. Disclose the exercise price of the warrants and the current stock price. In that regard, we note that the warrants offered by the shareholders have an exercise price of $11.50 per share. However, we also note that the stock price has not traded above $11.50 since September 10, 2021 and only
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Microvast Holdings, Inc.
March 14, 2022
Page 6
         did so for two days. Given the foregoing, the disclosure should make clear that the company may not obtain proceeds from exercise of the warrants. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
89

16.      On page 89 in the section entitled    Technology and Product
Innovation,    you state that
         you intend to    continue to invest in R&D in order to continually
develop and introduce
         innovative products.    Please disclose whether you will continue to
do so in the PRC or
         whether you will do so elsewhere given the limits on moving technology in and out of the
         PRC.
Liquidity and Capital Resources, page 100

17. We note that the projected revenues for 2021 were $230 million, as set forth in the
         unaudited prospective financial information Microvast   s management
prepared and
         provided to the Microvast Board, Microvast   s financial advisors and
Tuscan in connection
         with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2021 was approximately $85 million. It appears that you will miss your 2021 revenue projection. Please update your disclosure here and elsewhere to address this and provide updated information
about the company   s
         financial position and further risks to the business operations and liquidity.
Internal Control Over Financial Reporting, page 106

18. Please disclose in this section that you did not file your June 30, 2021 Form 10-Q on time and that you filed a Form 8-K for non-reliance on certain prior financial information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.



FirstName LastNameYanzhuan Zheng                              Sincerely,
Comapany NameMicrovast Holdings, Inc.
                                                              Division of
Corporation Finance
March 14, 2022 Page 6                                         Office of
Manufacturing
FirstName LastName